Exhibit 99

Letter to Shareholders

First Quarter 2013

By the numbers, the first quarter for 2013 was very acceptable and, like most periods, had a couple of notable sub plots.

We recorded written and earned premium growth of 7% and 8%, respectively, a combined ratio of 92.4, and net income growth of 20%. While these results are very much in line with our expectations, they come, for this quarter, at the cost of weaker performance on unit growth, which for both Personal Lines and Commercial Auto was in the 1%-2% range. As we moved deeper into the quarter, unit growth dynamics were, however, starting to slowly change and trend more favorably.

For our Agency auto business, the summary is quite simple—we are getting comparable quote opportunities as matched with prior period measures, but the conversion rate is lower resulting in lower new application production than the comparable quarter last year. We’re satisfied our rate level is very close to where it needs to be to meet our objectives and, as such, significant changes in conversion may be largely dependent on competitors’ actions related to their comfort with results. Renewals, the far larger influence on the book, are generally negatively affected by rate increases and we have experienced notable declines in our estimates of policy life expectancy for most of the second half of last year and the first quarter. We did observe early signs of a reversal toward the end of this quarter as policies began renewing within the same rate plan versus an unwelcomed increase our customers experienced at their last renewal.

For our Direct business, the renewal story is similar to Agency. While we cannot be certain of the sustainability of the more recent favorable indications, they are, in both distribution channels, consistent with our expectations. Direct auto new applications are a somewhat different story. New production crossed from below prior-year levels to above prior-year levels during the course of the quarter and ended on a healthy trajectory. The driving factor is largely quote interest, most notably in Internet and mobile shopping modes, outpacing any conversion headwind relative to the same period last year.

Our auto combined ratio for the quarter also needs a little “annotation.”

Unexpectedly, catastrophe losses became a relevant topic in the first quarter. A late February hail storm in Louisiana was joined in March by a similar and larger event spanning Mississippi, Alabama, and Georgia, in total damaging about 16,000 of our insured vehicles. While hail is not unexpected, this is atypical this early in the year and in what would not normally be our highest hail exposure geographies.

Motorcycle riding has been more limited this year, specifically in March, when compared to the favorable weather conditions of last March, and produced a marked decline in losses for the month. Unfortunately, new applications for motorcycle so far also reflect the poor riding conditions and low interest. We hope that’s just a timing difference.

A third notable comment on reported profitability is the recognition of unfavorable prior accident year development at about $65 million, which was mostly from our Agency Personal Lines and Commercial Auto businesses. This development, in part, reflects that our initial estimates for the frequency and severity of late emerging bodily injury and property damage claims, based on history, proved to be too low to accurately account for the activity that occurred in the first quarter. This needless to say has our attention.

Our Commercial Auto business did not get off to the profitability start they had projected, partially due to the late emerging claims referenced above, but also in part due to the volatility of a business with higher average limit profiles. We see no need for immediate corrective action but will watch closely and are well prepared to act as necessary.

Several of our primary initiatives all made meaningful progress in the quarter and continue to be exciting harbingers of our future.

We expanded our mobile acquisition capabilities and now provide the capability for almost all combinations of cars and drivers to be quoted on a mobile device. We see opportunities to enhance our service response to match the success on acquisition and will be doing so.

Our relationship with American Strategic Insurance continues to take shape and significant marketing communication plans were developed or implemented during the quarter to promote the home and auto insurance bundle to our jointly appointed agents.

We opened our 55th and 56th Service Centers, both co-located with claim offices, in Silver Springs, Maryland and Malvern, Pennsylvania, just outside Philadelphia. We have plans to add 7 more Service Centers before year end.

And finally, we completed work on a campaign, which was released slightly after quarter end, to communicate the benefits of Snapshot®, or “test drive,” in a manner we hope will engage the consumer and make the offering relevant for them. Specifically, the messaging will be less about “you could save,” while clearly true and a message we have highlighted thus far, to one that says you could be subsidizing others who are indistinguishable from you without knowledge of your driving behavior. Our market research suggests consumers have a strong reaction to the feeling they may be paying more for insurance due to the poorer driving and insurance profile of others. Snapshot is clearly positioned as the antidote. During the quarter, we had several thousand of our agents plug the Snapshot device into their vehicles, in large part so they can experience it and relay to their customers the ease and benefits of capturing the additional rating variable.

As we enter the second quarter, we have much to focus on and plenty of reasons to be encouraged. We look for continuation of positive renewal indicators and continued strength of the demand we are enjoying. If that were to combine with even greater interest in Snapshot in both distribution channels, and our momentum in mobile and Progressive Home Advantage® we would be well served. I look forward to reporting more soon.

Glenn M. Renwick

President and Chief Executive Officer